UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number: 001-31221

Total number of pages: 62

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 28, 2014	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	English translation of Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders

Notice of Convocation of the 23rd Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 23rd Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

Message from the President	1

Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders (Attachments)	3

Business Report	16

Consolidated Balance Sheet [U.S.GAAP]	44

Consolidated Statement of Income [U.S.GAAP]	45

Consolidated Statement of Changes in Equity [U.S.GAAP]	46

Consolidated Statement of Comprehensive Income (Reference) [U.S.GAAP]	47

Consolidated Statement of Cash Flows (Reference) [U.S.GAAP]	48

Non-Consolidated Balance Sheet	49

Non-Consolidated Statement of Income	50

Non-Consolidated Statement of Changes in Net Assets	51

Independent Auditors’ Report regarding the Consolidated Financial Statements	53

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	55

Audit Report of Audit & Supervisory Board	57

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 23rd fiscal year (from April 1, 2013 to March 31, 2014).

In the mobile communications market, besides the intense competition that we engage in with other Japanese telecommunications carriers, we are also facing competition with new players that offer a wide range of Internet-based services. In this new competitive landscape, we have worked to thoroughly improve our offerings in our core mobile business and develop attractive services in new business fields with an aspiration to realize “smart life” that brings greater convenience and affluence to customers’ everyday life. As a concrete step toward this goal, we have taken steps to reinforce our comprehensive strengths by addressing the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels.”

In the fiscal year ending March 31, 2015, we will continue to brush up our offerings in these four areas with the aim of establishing a new growth track. In April 2014, we unveiled a new billing plan, called “Kake-hodai & Pake-aeru,” which was developed based on the concept of “allowing customers to use our services at affordable rates for a long period of time by selecting an option suited for the different stages of life.” The new billing plan, which was developed in anticipation of future trends, can be applied to a wide variety of products including smartphones, feature phones, tablets and peripheral devices. We believe the new plan will help boost our smartphone sales and facilitate customers to utilize multiple mobile devices, thereby contributing to a new growth in our core mobile business.

As for our actions in the new business fields, we plan to expand the services that combine mobile with various physical services used for different purposes of life in an effort to strengthen our competitiveness through new value creation. As part of this undertaking, we launched “ddelivery” home food delivery service in May 2014. In addition, to enable stress-free access to our services, we will continue to expand our LTE network coverage and move ahead with its speed enhancements.

Going forward, we will implement measures that will bring greater “happiness” to the lives of our customers, their family and society, so we can be chosen by customers as a “partner for a smart life” and garner their usage for a long period of time.

As always, I ask for your continued goodwill and support.

May 2014

Kaoru Kato
President and CEO

Corporate Vision

“Pursuing Smart Innovation”

HEART

Harmonize — Social contribution beyond borders, across generations

Evolve — Evolution of service and network

Advance — Advance industries through convergence of services

Relate — Creating joy through connections

Trust — Support for safe, secure and comfortable living

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 28, 2014

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Kaoru Kato

NOTICE OF CONVOCATION OF

THE 23rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 23rd Ordinary General Meeting of Shareholders of the Company (the “Meeting”) will be held as described below.

Details

1. Date and Time:	Thursday, June 19, 2014 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 23rd Fiscal Year (from April 1, 2013 to March 31, 2014).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Election of Fifteen (15) Directors

Third Item of Business:	Election of Two (2) Audit & Supervisory Board Members

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Audit & Supervisory Board for the 23rd Fiscal Year required to be attached are included as pages 16-59 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 16 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders, at the Company’s following web site: (https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of including them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website: https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business: Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 23rd fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥30 per share of common stock of the Company

Total Amount of Dividend Payment: ¥124,402,803,000

(The Company conducted a 1:100 stock split with an effective date of October 1, 2013. If adjusted to take into consideration of this stock split, the interim dividend of ¥3,000 paid in November 2013 would be equivalent to ¥30 per share. Accordingly, the aggregate amount of annual dividends for this fiscal year, i.e., the sum of interim and year-end dividends, will be ¥60 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings

Friday, June 20, 2014

Second Item of Business: Election of Fifteen (15) Directors

As the terms of office of fourteen (14) Directors will expire at the close of this meeting, it is proposed that fifteen (15) Directors be elected, adding one (1) director with the aim of further reinforcing the Company’s management structure.

The candidates for positions as Directors are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Kaoru Kato (May 20, 1951) <Reappointed>	April 1977	Entered NTT Public Corporation	27,200
		July 2007	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company
		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute, Member of the Board of Directors of the Company
		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of the Company (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
2	Kazuhiro Yoshizawa (June 21, 1955) <Reappointed>	April 1979	Entered NTT Public Corporation	15,800
		July 2003	Senior Director of Corporate Strategy and Planning Department of the Company
		June 2007	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors of the Company
		June 2012	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company
		February 2013	(Concurrent position) President and Chief Executive Officer of NTT DOCOMO Ventures, Inc. (To the present)
July 2013

Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Structural Reform Office, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company (To the present)

3	Yoshikiyo Sakai (October 10, 1956) <Newly appointed>	April 1980	Entered NTT Public Corporation	6,400
		July 2002	Senior Director of Accounts and Finance Department of the Company
		June 2005	Managing Director of Investor Relations Department of the Company
		July 2008	Managing Director of Public Relations Department of the Company
		June 2009	Senior Vice President, Managing Director of Public Relations Department of the Company
		June 2012	Senior Vice President, Director of Finance and Accounting Department, Member of the Board of Directors of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
4	Akira Terasaki (January 20, 1952) <Newly appointed>	April 1976	Entered Ministry of Posts and Telecommunications	1,000
		July 2008	Vice-Minister for Policy Coordination, Ministry of Internal Affairs and Communications
		July 2010	Special Advisor to the Ministry of Internal Affairs and Communications
		October 2010	Professor, Graduate School of Science and Engineering, Tokyo Institute of Technology (To the present)
		July 2011	Advisor, Nomura Research Institute, Ltd. (To the present)
5	Seizo Onoe (May 12, 1957) <Reappointed>	April 1982	Entered NTT Public Corporation	15,100
		December 2005	Managing Director of IP Radio Network Development Department and Managing Director of Radio System Development of the Company
		July 2006	Managing Director of Radio Access Network Development Department of the Company
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, Managing Director of R&D Strategy Department of the Company
		June 2012	Executive Vice President, Managing Director of R&D Center, Member of the Board of Directors of the Company (To the present)
6	Hirotaka Sato (November 18, 1958) <Reappointed>	April 1982	Entered NTT Public Corporation	11,300
		July 2004	Senior Director of System Marketing Department III of the Company
		June 2005	Senior Director of Accounts and Finance Department of the Company
		July 2008	Vice President of Finance and Accounting Department of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2012	Senior Vice President, Managing Director of Accounts and Finance Department, Member of the Board of Directors of the Company (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
7	Kazuhiro Takagi (June 29, 1956) <Reappointed>	April 1982	Entered NTT Public Corporation	6,700
		July 2001	Senior Director of i-mode Business Department of the Company
		May 2002	Senior Director of Procurement and Supply Department of the Company
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors of the Company (To the present)
8	Hiroyasu Asami (September 8, 1956) <Newly appointed>	April 1980	Entered NTT Public Corporation	9,700
		June 2009	Senior Vice President, Managing Director of Consumer Services Department of the Company
		April 2011	Senior Vice President, Managing Director of Smart Communication Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Managing Director of Smart-life Business Division of the Company (To the present)
9	Shoji Suto (March 4, 1957) <Newly appointed>	April 1980	Entered NTT Public Corporation	9,000
		June 2008	Senior Vice President, Managing Director of Sales Promotion Department of the Company
		June 2009	Executive Vice President, Managing Director of Marketing Business Department, Member of the Board of Directors of DOCOMO Business Net Inc.
		July 2009	Executive Vice President, Managing Director of Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2010	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2011	Senior Vice President, Managing Director of Shikoku Regional Office of the Company (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
10	Kiyohiro Omatsuzawa (June 22, 1957) <Newly appointed>	April 1981	Entered NTT Public Corporation	12,800
		June 2005	General Manager of Yamanashi Branch of the Company
		June 2006	Managing Director of Radio Access Network Engineering Department of the Company
		July 2009	Managing Director of Procurement and Supply Department and Member of Corporate Strategy and Planning Department of the Company
		June 2010	Senior Vice President, Managing Director of Procurement and Supply Department of the Company
		June 2012	Senior Vice President, Managing Director of Chugoku Regional Office of the Company (To the present)
11	Toshiki Nakayama (January 29, 1958) <Newly appointed>	April 1981	Entered NTT Public Corporation	4,000
		June 2007	Senior Manager, Medium-Term Management Strategy Development Office of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), Member of the Board of Directors of the Company
		June 2008	Vice President of Strategic Business Development Division of NTT
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, Managing Director of Frontier Services Department of the Company
		July 2013	Senior Vice President, Managing Director of Smart-life Solutions Department of the Company (To the present)
		January 2014	(Concurrent position) Representative Director and President of ABC HOLDINGS Co., Ltd. (To the present)
(Concurrent position) Representative Director and Senior Executive Vice President of ABC Cooking Studio Co. Ltd. (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
12	Hajime Kii (April 20, 1960) <Newly appointed>	April 1983	Entered NTT Public Corporation	4,000
		December 2005	Senior Vice President of Global Business Strategy Office, Department I of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		July 2007	General Manager of Mobility Design Business Group of the Company
		July 2008	Deputy Managing Director of Global Business Division of the Company
		June 2010	Managing Director of Global Business Division of the Company
		June 2012	Senior Vice President, Managing Director of Global Business Division of the Company (to the present)
(Principal Concurrent Positions)
Member of the Board of Tata Teleservices Limited (India)
13	Makoto Tani (November 2, 1961) <Newly appointed>	April 1984	Entered NTT Public Corporation	2,100
		January 2004	Senior Manager of Personnel Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”)
		July 2006	Senior Manager of Department V and Vice President of Business Process Reform Office, Department V of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		June 2007	Vice President of General Affairs Department of NTT
		October 2009	Vice President of President’s Office, General Affairs Department of NTT
		August 2013	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company (To the present)
14	Teruyasu Murakami (October 15, 1945) <Reappointed> <Outside Director> <Independent Director>	April 1968	Entered Nomura Research Institute, Ltd. (NRI)	5,400
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Member of the Board of Directors of the Company (To the present)
(Principal concurrent positions)
Director of Research Institute for Industrial Strategy

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
15	Takashi Nakamura (May 15, 1964) <Reappointed> <Outside Director>	April 1987	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	1,000
		January 1999	Manager of Department IV, NTT-Holding Provisional Headquarters of NTT
		October 2002	Senior Manager of Department IV of NTT
		April 2005	Senior Manager of Accounts and Finance Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”)
		July 2008	Senior Manager of Personnel Department of NTT West
		July 2011	Senior Manager of Finance and Accounting Department of NTT (To the present)
		June 2013	Member of the Board of Directors of the Company (To the present)
(Principal concurrent positions)
Senior Manager of Finance and Accounting Department of NTT

Note:

1.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) is the parent of the Company. NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”) is a subsidiary of NTT.NTT DOCOMO Ventures, Inc., DOCOMO Business Net Inc. and ABC HOLDINGS Co., Ltd. are subsidiaries of the Company. ABC Cooking Studio Co. Ltd. is a subsidiary of ABC HOLDINGS Co., Ltd. NTT DoCoMo Kansai, Inc. was a subsidiary of the Company, but was dissolved in July 2008 upon the merger with NTT DOCOMO, Inc., the surviving company.

2.

Mr. Yoshikiyo Sakai is currently a member of the board of NTT, but is expected to resign from the position on June 26, 2014. If his election is approved, Mr. Sakai is expected to assume the position on June 26, 2014.

3.

Mr. Akira Terasaki, who currently is Professor of Graduate School of Science and Engineering, Tokyo Institute of Technology and Advisor of Nomura Research Institute, Ltd., is expected to resign from these positions on September 30, 2014 and June 18, 2014, respectively.

4.

Mr. Teruyasu Murakami and Mr. Takashi Nakamura are candidates for outside directors. The company filed with the Tokyo Stock Exchange, Inc. (“TSE”) the notification of Mr. Teruyasu Murakami as an independent director as defined by TSE regulations. An independent director is defined as an outside director or audit & supervisory board member who is unlikely to have conflicts of interest with general investors. The appointment of independent director is obliged by TSE for the purpose of protecting general investors.

5.

Mr. Teruyasu Murakami is nominated as a candidate for an outside director due to his long engagement and career in corporate management in information industries, and the Company’s expectations that he will perform a supervisory function from a standpoint independent of business execution and incorporating management insight from a broader perspective based on his extensive experience and knowledge. Mr. Takashi Nakamura is nominated as a candidate for an outside director due to his long career and engagement in businesses pertaining to telecommunications, and the Company’s expectations that he will perform a supervisory function from a standpoint independent of business execution as an outside director, based on his extensive experience and knowledge.

6.	Mr. Takashi Nakamura has received wages, etc., from NTT as an employee of NTT during the past two years, and is expected to continue receiving wages, etc., as an employee of NTT.

7.

The candidates for outside directors, Mr. Teruyasu Murakami and Mr. Takashi Nakamura, shall have served as outside directors of the Company for one year at the conclusion of this ordinary general meeting of shareholders.

8.

If the election of Mr. Murakami and Mr. Nakamura is approved, in accordance with the provisions of Article 427, Section 1 of the Companies Act of Japan, the Company plans to continue a limited liability contract with Mr. Murakami and Mr. Nakamura, which sets forth the upper limit of damage compensation liability as provided in Article 423 Section 1 of the Companies Act of Japan, so that they can properly fulfill the roles expected for an outside director of the Company.

Third Item of Business: Election of Two (2) Audit & Supervisory Board Members

As two (2) Audit & Supervisory Board Members, Mr. Takanori Utano and Mr. Kenji Ota, will resign at the close of this Meeting, it is proposed that two (2) Audit & Supervisory Board Members, Mr. Tooru Kobayashi as substitute for Mr. Takanori Utano and Mr. Toshimune Okihara as substitute for Mr. Kenji Ota, be elected.

The candidates for Audit & Supervisory Board Member, to whom the Audit & Supervisory Board has given its approval, are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Tooru Kobayashi (August 8, 1952) <Newly appointed>	April 1976	Entered NTT Public Corporation	15,800
		June 2007	Executive Vice President, Managing Director of Sales Department and General Manager of Nagoya Branch, Member of the Board of Directors of NTT DoCoMo Tokai, Inc.
		July 2008	Executive Vice President, Managing Director of Tokai Regional Office of the Company
		June 2011	Representative Director and Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co. Ltd.
		April 2012	Representative Director and Senior Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co. Ltd.
		June 2013	President and Chief Executive Officer, Member of the Board of Directors of DOCOMO Service, Inc. (To the present)
2	Toshimune Okihara (August 29, 1954) <Newly appointed> <Outside Audit & Supervisory Board Member>	April 1979	Entered NTT Public Corporation	1,000
		September 2004	General Manager, Manufacturing & Supply Chain Sales Department I, First Enterprise Sales Division of NTT Communications Corporation (“NTT Com”)
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Com
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division Member, Member of the Board of Directors of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Member of the Board of Directors of NTT Com
		June 2011	President and Chief Executive Officer, Member of the Board of Directors of NTT Com Technology Corporation
(To the present)

Notes:

1.

DOCOMO Service Inc. is a subsidiary of the Company. NTT Communications Corporation (“NTT Com”) is a subsidiary of our parent company, NTT. NTT Com Technology Corporation is a subsidiary of NTT Com. NTT DoCoMo Tokai, Inc. was a subsidiary of the Company, but was dissolved in July 2008 upon the merger with NTT DOCOMO, Inc., the surviving company.

2.

Mr. Tooru Kobayashi is expected to resign from the Board of Directors of DOCOMO Service Inc. on June 17, 2014. During the past five years, Mr. Kobayashi has served as President and Chief Executive Officer of Business Expert Inc., a subsidiary of DOCOMO Service Inc., and currently serves as President and Chief Executive Officer of Business Expert Inc., but is expected to resign from the position on June 12, 2014.

3.	Mr. Toshimune Okihara is expected to resign from the Board of Directors of NTT Com Technology Corporation on June 17, 2014.

4.	Mr. Toshimune Okihara is a candidate for outside audit & supervisory board member of the Company.

5.

Mr. Toshimune Okihara is nominated as candidate due to his long career and engagement in businesses pertaining to telecommunications and corporate management, and the Company’s expectations that he will perform an audit and supervisory function based on his extensive knowledge and experience.

6.

Mr. Toshimune Okihara has received compensation, etc., from NTT Com and NTT Com Technology Corporation as a member of the Board of Directors during the past two years. Mr. Okihara is expected to receive compensation, etc., as member of the Board of Directors of NTT Com Technology Corporation.

7.

If the election of Mr. Toshimune Okihara as an outside audit & supervisory board member is approved, in accordance with the provisions of Article 427, Section 1 of the Companies Act of Japan, the Company plans to enter into a limited liability contract with Mr. Okihara, which sets forth the upper limit of damage compensation liability as provided in Article 423 Section 1 of the Companies Act of Japan, so that he can properly fulfill the roles expected for an outside audit & supervisory board member.

-end-

BUSINESS REPORT

(For the fiscal year from April 1, 2013 to March 31, 2014)

Note:

The term “FY2013” hereinafter refers to the fiscal year ended March 31, 2014, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities (As of March 31, 2014)

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi and FOMA) services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, music software sales, Internet access service for hotel facilities, mobile advertisement business, etc.

(2) Developments and Results of Operations

<<Summary of the principal initiatives>>

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

In this new competitive landscape, we have been taking steps to reinforce our competitiveness in the mobile business by thoroughly improving our offerings and developing attractive services in our new business fields, based on our medium-term business plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

In the fiscal year ended March 31, 2014, we strived to boost our comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels,” with the goal of being chosen by a large number of customers and garnering their usage over a long period of time.

Furthermore, in order to propel the expansion of our new businesses going forward, we pursued collaboration and alliances with external partners to provide new services in such fields as “healthcare” and “learning.”

Meanwhile, to accelerate the initiatives mentioned above, we endeavored to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business domains.

Furthermore, in April 2014, we unveiled a new billing plan called “Kake-hodai & Pake-aeru” that offers unlimited domestic voice calls for a flat monthly rate and enables users to share their packet-data quota among family members, and introduced a new discount for young customers up to the age of 25 and discounts according to the number of years of use, with the goal of enabling customers to utilize our services at affordable rates for a long period of time by selecting a plan appropriate for their individual needs in different stages of life.

Going forward, we will continue our efforts to bring greater happiness to the lives of our customers and their families, and to society, with the goal of becoming a “Partner for a Smart Life,” chosen and patronized by customers for a long period of time.

<<Results of operations for the FY2013 >>

(Billions of yen)

Item	22nd Fiscal Year (FY2012)	23rd Fiscal Year (FY2013)	Year-on-Year Change
Operating revenues	4,470.1	4,461.2	-0.2%
Operating income	837.2	819.2	-2.1%
Income before income taxes	833.3	833.0	-0.0%
Net income attributable to NTT DOCOMO, INC.	491.0	464.7	-5.4%

Notes: “Results for the 22nd Fiscal Year” have been revised due to the reinstatement of the equity method for an investee.

For the fiscal year ended March 31, 2014, operating revenues decreased by ¥8.9 billion from the previous fiscal year to ¥4,461.2 billion due mainly to a decrease in mobile communications services revenues by ¥212.7 billion as a result of the impacts of penetration of the “Monthly Support” discount program, despite increases in equipment sales and other operating revenues of ¥113.9 billion and ¥89.9 billion respectively, driven by our active sales promotion of smartphones and the expansion of profit in our new business fields.

Operating expenses increased by ¥9.1 billion from the previous fiscal year to ¥3,642.0 billion due mainly to the increase in depreciation expense related to our upgrade of equipment for our Xi network and an increase in cost related to our expansion of profit in new business fields, despite our efforts to promote cost reduction with the goal of further strengthening our management structure.

As a result of the foregoing, operating income was below ¥840.0 billion, the forecast for the fiscal year ended March 31, 2014, and decreased by ¥18.0 billion from the previous fiscal year to ¥819.2 billion. Net income attributable to NTT DOCOMO, INC. was ¥464.7 billion (a decrease of ¥26.3 billion from the previous fiscal year) due to the ¥39.5 billion decrease of equity in net income of affiliates.

■	Mobile Phone Business

<<Number of Subscriptions for Principal Services>>

(Thousands of subscriptions)

Category	22nd Fiscal Year (FY2012)	23rd Fiscal Year (FY2013)	Increase or Decrease	Year-on-Year Change
Cellular services	61,536	63,105	1,569	2.6%
Xi services	11,566	21,965	10,399	89.9%
FOMA services	49,970	41,140	-8,830	-17.7%
Packet flat-rate services	38,704	40,148	1,444	3.7%
sp-mode services	18,285	23,781	5,497	30.1%
i-mode services	32,688	26,415	-6,273	-19.2%
Number of smartphones sold (Thousand units)	13,290	13,780	490	—
Churn rate (%)	0.82%	0.87%	0.05point	—

Notes:

1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<<Summary of the principal initiatives>>

<Devices>

We have made efforts to enhance the lineup of smartphones specific to DOCOMO that are available for customers to choose in order to respond to the diversified needs of customers.

•	Introduction of iPhone*1

We started carrying Apple Inc.’s iPhone to respond to the needs of our customers, and launched “dmarket” and various other DOCOMO-proprietary services on the iPhone in an attempt to allow our users to utilize these services.

•	Performance Enhancement of Android Smartphones

We endeavored to evolve our Android smartphones with enrichment of a number of features in order to realize further convenience of our customers, e.g., implementation of a quad-core CPU*2 that enables the smooth operation of applications and a large-capacity battery that enables more than 3-day continuous usage without recharging and improvement of various operability.

•	Smartphones Targeting Broader User Segments

We released smartphones equipped with designs and features for broad user segments, including the elderly and children, such as the “Raku-Raku SMARTPHONE” equipped with a large touch-panel and the “Smartphone for Junior” preinstalled with a rich set of safety/security functions for young users.

*1:	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD.

*2:	A Central Processing Units, or CPUs, are embedded inside PCs, smartphones and other devices to perform complicated numerical calculations, information processing, mechanical control and other tasks.

<Network>

We aimed to provide a robust LTE*1 network that utilizes DOCOMO’s technical strengths in pursuit of “breadth,” “speed” and “convenience.”

•	Expansion of Xi LTE Service Areas

We increased the total number of Xi LTE base stations to 55,300 stations across Japan as of March 31, 2014 (an increase of 30,900 stations compared to the number a year ago) and realized broader area coverage than before. We took meticulous efforts to expand the LTE service areas, to areas such as subway/Shinkansen bullet train stations, commercial facilities, schools and the Mt. Fuji*2 area, which was recently registered as a World Heritage site, so as our customers are able to use their mobile phones in various locales.

•	Xi LTE Speed Enhancement

We commenced high-speed service that offers a maximum download speed of 150Mbps*3 in Tokyo, Nagoya and Osaka metropolitan areas, while expanding the service areas of our maximum 112.5Mbps downlink speed service to all 47 prefectures of Japan.

•	Operation of “Quad-Band LTE*4”

We started operating “Quad-Band LTE” service that allows us to realize large-capacity transmission for comfortable access through efficient utilization of four different spectrum bands.

•	Installation of “6-Sector Base Stations*5”

In order to improve the communication quality in urban centers and other areas of high usage, we moved ahead with the installation of “6-sector base stations” that can handle the same capacity as six regular base stations with a single site.

*1:	Abbreviation for Long Term Evolution. A mobile communications system specified by the international standard development organization, 3GPP (3rd Generation Partnership Project).

*2:	Service provided during the climbing season in July-August 2013.

*3:	A communications speed measurement unit that represents what volume of data can be transmitted in one second. The bigger the number, the faster the communications speed.

*4:

The four spectrum bands of 800MHz, 1.5GHz, 1.7GHz and 2GHz are used for the provision of service. Service areas are constructed utilizing 2GHz and 800MHz bands for building coverage, the 1.5GHz band for delivering “speed” and the 1.7GHz for even faster transmission speeds in metropolitan areas.

*5:

Base stations equipped with a technology that divides an area ordinarily covered by a single base station into six smaller sectors. This technology enables meticulous tuning based on the varying characteristics of each area.

<Services>

With a focus on our “dmarket” service, we provided more convenient services to entice even more customers to choose us.

•	Enrichment of “dmarket” Stores

Aiming to have broad segments of users enjoy our “dmarket” services, we launched a number of new stores on “dmarket”. In the fiscal year ended March 31, 2014, we launched “dcreators” (an online market where various handmade items can be put up for sale or purchased), “d fashion” (a fashion e-commerce site), “dkids” (an education content service targeting families with infants) and “dtravel” (a travel service that provides customers with comprehensive support).

•	Expansion of “dmarket” User Base

We took efforts to prove more attractive services for each store on “dmarket.” As of March 31, 2014, the cumulative subscriptions to “dvideo,” “dhits,” “danime store” and “dkids” services which deliver content for a fixed monthly subscription fee, grew to 7.69 million.

•	Provision of “docomo mail”

We began providing a mail service which is easy to use for our smartphone customers, and commenced “docomo mail” cloud-based email service, after renovating the conventional “sp-mode mail” service for smartphones in pursuit of improved ease of use. We also added a function that allows users to access their mobile phone mail address from PCs or other devices.

•	Use of “docomo ID”

We enhanced the functionality of “docomo ID,” an account identification provided for user authentication, to enable the use of the same ID for services on multiple devices, and even enable customers who do not have a mobile phone subscription contract with DOCOMO to use “dmarket” and other services via various Internet-enabled devices.

•	Provision of Service Packages

Based on the concept of “affordable and worry-free use,” we introduced service packages to offer an assortment of services that enjoy good reviews by customers. As of March 31, 2014, the “Osusume Pack,” which bundles the “Sugotoku-Contents” and other recommended services that allow customers to utilize their smartphones in various convenient ways, garnered 2.92 million subscriptions, and the “Anshin Pack,” which combines the “Mobile Phone Protection & Delivery” and various other services designed to ensure worry-free use of smartphones, garnered 4.46 million subscriptions.

•	Introduction of “Petfit”

As part of our endeavors to enrich our M2M* offerings that can provide useful solutions for customers’ everyday activities, we started a new service called “Petfit”, which allows users to check their pet dog’s health condition or location via smartphones or other devices using a tag with built-in communications capabilities.

*:

Abbreviation for Machine-to-Machine. A system that provides automatic communication between machines with built-in communications capability such as vehicles, vending machines and information appliances and the server or other network equipment.

<Billing Plans and Sales Channels>

In response to the proliferation of smartphones, we have endeavored to develop sales channels and provide rates reflective of changes in what customers desire and in how they use their smartphones.

•	Various Discount Services

We launched various discount programs and campaigns, such as the “Arigato 10 Years Smartphone Discount” program for customers who have used DOCOMO for over 10 years, and a student discount program that offers discounts on basic monthly charges and other privileges to students purchasing a new smartphone, as well as their families.

•	Reinforcement of Customer Contact Points

To ensure smooth customer service at docomo Shops, we increased the number of customer counters and introduced tablet devices that can accept changes to customers’ contract details, etc., during the time before customers are guided to the counter. We also introduced a reservation service* which a customer can use when visiting “My Shop,” the docomo Shop which a customer has registered as their preferred DOCOMO store, increased the procedures that can be completed online and reinforced our call centers’ capabilities for handling smartphone-related inquiries.

*:	Some stores are not offering this service. Also, depending on how busy a store is on a particular day, service may not be offered in the normal timely manner that is expected.

Announcement of New Billing Plan

In April 2014, we announced the introduction of a new billing plan called “Kake-hodai & Pake-aeru” to allow customers to utilize our smartphones and feature phones at affordable rates for a long period of time by selecting plans appropriate to their needs in different stages of life.

<Overview of New Billing Plan>

Zutto DOCOMO Discount

•     A service that offers graduated discounts based on the length of subscription

•     Offers discounts on data communication charges to all family members based on user with the longest subscription length in the family

U25 Ouen Discount

•     A service that offers helpful discounts not only to students but to all customers of age 25 or younger

•     Provides a discount of ¥500/month on a user phone bill

•     Also offers free bonus packets of 1GB

Kake-hodai

•     Unlimited domestic voice calling for a flat monthly rate to any destination, including to other DOCOMO phones or to users of other mobile/fixed-line networks, with no restrictions on the number of calls or their duration

Pake-aeru

•     Allows packet data-quota sharing among family members or among multiple devices owned by a single user

•     Allows waste-free data usage through the sharing of a data quota among family members after selecting a plan suited for the family’s total packet consumption

•     Additional packets can be purchased on an as-needed basis in months of heavy usage

<Initiatives for Corporate Marketing>

Through our smartphones and cloud services, we provide solutions that create new value for business users, addressing the unique challenges of our corporate clients. The following is a summary of the principal new initiatives undertaken during the fiscal year ended March 31, 2014:

•	Release of Business Smartphone

We released a smartphone for corporate users, the “F-04F,” equipped with easy-to-use basic communications features including telephone and email as well as advanced security functions.

•	Introduction of “Business Plus”

We started offering “Business Plus,” a package of cloud-based enterprise services including groupware*, network address book, attendance management and other features.

*:	Software designed to help improve the productivity of business operations. Groupware generally comes with email/schedule-sharing and other capabilities.

<Global Business Expansion>

We have taken steps to ensure that customers are able to use our mobile phones worry-free in foreign countries and promoted global expansion of services in new business fields through investments and alliances. The following is a summary of the principal actions undertaken during the fiscal year ended March 31, 2014:

•	Launch of “Global 1day Pake” Service

We started offering a new one-day (24-hour) flat-rate data communications billing plan for customers traveling overseas, the “Global 1day Pake” service, which provides users with more inexpensive packet access defined for each country/region.

•	Launch of LTE-based International Roaming Service

We commenced LTE-based international roaming service that can be applied with “Global 1day Pake” and other billing plans, to enable high-speed data access using LTE connections even when traveling abroad.

•	Reinforcement of New Businesses in Europe

We acquired all of the shares of fine trade gmbh, an Austria-based e-commerce trading solution provider, making it a wholly-owned subsidiary with the aim of providing various payment options in the online retail market for consumer goods in Europe.

■	All other businesses

Our undertakings in all other businesses also include efforts aimed at expanding new business fields through the rollout of new services in such fields as “healthcare” and “learning” or the making of investments and the formation of alliances. The principal actions undertaken in all other businesses during the fiscal year ended March 31, 2014, are summarized below:

•	docomo Healthecare, Inc.

We launched a new healthcare support service dubbed “Watashi Move (WM).” We also commenced services that provide users with advice based on acquired health data, “Karada no Kimochi” and “Karada no Tokei WM,” and released a wristband-type wearable device, “Move Band.”

•	Nihon Ultmarc Inc.

With the goal of creating new services that link customers with medical care, we made an investment in Nihon Ultmarc Inc., a company that operates Japan’s largest medical database and possesses special resources in this field, making it into a subsidiary.

•	ABC HOLDINGS Co., Ltd.

With a focus on cuisine and dining, we transformed ABC HOLDINGS Co., Ltd. into a subsidiary with the goal of creating new lesson styles that enrich customers’ lifestyles and provide convenience, and expanding the business of cooking classes in the future.

•	MAGASeek Corporation

We commenced the “d fashion” fashion e-commerce site, in which users can make payments for purchased items together with their monthly phone bill or use docomo Points as a payment option.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2014 are indicated in the table below.

(Billions of yen)

Category	22nd Fiscal Year (FY2012)		23rd Fiscal Year (FY2013)		Year-on-Year Change
Operating revenues
Mobile phone business	4,275.2	(95.6)	4,235.9	(94.9)	-0.9%
Voice	1,274.6	(28.5)	10,65.2	(23.9)	-16.4%
Packet	1,893.9	(42.4)	1,890.6	(42.4)	-0.2%
All other businesses	195.0	(4.4)	225.3	(5.1)	15.6%
Total	4,470.1	(100.0)	4,461.2	(100.0)	-0.2%
Operating income (loss)
Mobile phone business	868.3	(-)	835.5	(-)	-3.8%
All other businesses	-31.1	(-)	-16.3	(-)	47.8%
Total	837.2	(-)	819.2	(-)	-2.1%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.

(3) Trend of Capital Expenditures

The principal capital investments made during the fiscal year ended March 31, 2014 are summarized below.

<Expansion of Telecommunications Facilities>

•	Expansion of Network Facilities

We increased significantly the installation of base stations to further improve the area coverage of our Xi LTE service. Also, in order to accommodate the growth of data traffic* resulting from the expanded uptake of smartphones, we worked on the capacity buildup of servers, switches and other equipment.

•	Actions for the Launch of New Services

We strived to reinforce our cloud infrastructure to ensure compatibility with “docomo ID” authentication and “docomo mail” service.

*:	The total volume of transmissions which occurred by means of data communication.

<Initiatives Aimed at Efficiency and Cost Reduction>

•	Efficient Use of Capital Expenditure

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through the integration and/or capacity expansion of equipment, the improvement of the efficiency of construction and the reduction of equipment procurement costs.

•	Efficient Service Area Construction

We also structured our service areas and achieved quality improvement in an efficient manner, choosing the best equipment among various options taking into consideration the surrounding environment and geography, data transmission volume and other factors when establishing base stations.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2014, decreased by 6.7% from the previous fiscal year to ¥703.1 billion.

(4) Financing Activities

During the fiscal year ended March 31, 2014, we obtained long-term financing through the issuance of corporate bonds in the amount of ¥50 billion, to be used for the redemption of outstanding corporate bonds.

(5) Research and Development Activities

We have engaged in the development of technology that will make communication and services used via smartphones more convenient and in R&D directed at establishing communication standards for the future, from a long-term perspective.

<Development of the Handsets and Services>

•	High functioning Xi Handsets

With the Xi service, we began to offer smartphones and mobile Wi-Fi routers compatible with “Quad band LTE” that supports downlink transmission at 150Mbps.

•	Strengthening of Cloud Service

We began to offer a service that uses the cloud for “docomo mail” and the like. We developed and began to offer a “docomo ID” compatible service base and server management technology that shortens up to 50% the cloud service response time, with the aim of improving service usability.

•	Establishing an API providing site

While providing our own technologies used in our smartphones, such technology as text recognition and voice recognition as API*1, we also established “docomo Developer support,” an API providing site that widely supports service developers, including development support tools like SDK*2.

*1:	An abbreviation for Application Programming Interface. An interface required for calling up a function or database when applications are developed.

*2:	An abbreviation for Software Development Kit. It facilitates easier programming by developers.

<Technical Developments to be Implemented>

•	Development of VoLTE*

We are engaged in the development of “VoLTE,” a voice service on the LTE network, which is 3GPP standardized.

•	Development of LTE-Advanced

Newly developed “Smart Vertical MIMO,” a wireless transmission technology aimed at LTE-Advanced, which is a 4th generation mobile communications standard. The traveling transmission test was successful outdoors at an excess of 1.2Gbps with one base station antenna.

•	Development of Application for Wearable Device

We initiated the development of “intelligent glass,” an application for eyeglass-type terminals which displays counterpart information transmitted by others stored in the Internet and allows users to move virtual icons displayed in their field of vision as if they are moving actual physical objects.

*:	An abbreviation for Voice over LTE. This is a voice IP service which leverages LTE technology.

<Future Technology Initiatives>

•	Next Generation Communications (5G)

With the goal of realizing ultra-high speed communications that exceed 10Gbps and ultra-high data transmission volumes that are at least 1,000 times greater than LTE, we conducted research and development related to “next generation communications (5G).”

•	Network Virtualization

We are engaged in research and development related to network virtualization that aims to increase the efficiency of network structure and operations. We have confirmed by experimentation that this technology can handle the complexity of larger scale traffic concentration both economically and rapidly.

As a result of the above, the total research and development costs for the fiscal year ended March 31, 2014, decreased by 8.3% from the previous fiscal year to ¥102.0 billion.

(6) CSR Activities

In accordance with our medium-term business plan, “Medium-Term Vision 2015,” we are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR at the core of our corporate management.

<Realizing a Safe, Secure Society>

•	Use of Safe, Secure Services by Young People

We have enhanced the “Anshin-mode” (“safe-mode”) function of our service for the safe and secure use of smartphones by young people and have enabled the application of our filtering service to Internet access via Wi-Fi provided by other companies as well as through the DOCOMO network. Approximately 6,900 sessions of the “Mobile Safety Class” were conducted for young people, guardians, and educators nationwide this period to explain precautionary items, manners and other facets of using mobile phones safely and securely.

•	Services that Seniors Can Use with Confidence

We began offering “Tsunagari-Hotto–Support”, an application to reassure seniors, and enabled the status of smartphone use (pedometer, battery charge remaining, etc.) to be conveniently emailed to a family member designated in advance through normal use of the smartphone.

•	Services that are Easy for Anyone to Use

The eligibility of application for Hearty Discounts has been expanded to also enable people with disabilities or people who suffer from intractable diseases to use our services with assurance. 70 sessions of our “Mobile Useful Class” were also conducted this fiscal year to explain to people with disabilities how to use mobile phones conveniently.

•	Manners when Using a Smartphone

We produced a logo and animated video stressing the dangers of using a smartphone while walking and posted these in various advertisements and on the Internet. We also enhanced the features of the “Anshin-mode” function and provided a function that will prevent use of a smartphone while walking.

<Initiatives in Global Environmental Protection>

•	Designing Environmentally Friendly Communications Equipment

We have made steady progress on steps to reduce electricity usage while working to enhance network equipment by developing and introducing energy-saving LTE compact base stations and Green base stations that use renewable energy.

•	Consideration for the Environment in docomo Shops

We have begun to install LED lighting in docomo Shops. We have also endeavored to provide a digital catalog in order to achieve a reduction of the use of paper resources for catalogs. In addition, we have developed and equipped docomo Shops with equipment for the safe and proper deletion of smartphone personal information no longer needed by customers as well as by crushing them for recycling.

•	Activities Directed at Preservation of the Natural Environment

We have rolled out activities to establish “docomo Woods” in 50 locations throughout the 47 prefectures nationwide as a locally rooted activity that will preserve the natural environment. This activity was held 50 times during this fiscal year, with roughly 2,600 employees participating alongside local volunteer groups and others.

<For the Recovery of Disaster-stricken Areas>

•	Activities to Provide Aid Along with Customers

A “Disaster Charity Site” enabling donations via DOCOMO cell phones was set up five times this period and approximately 35 million yen was donated for the restoration of the areas stricken by natural disasters. In addition, DOCOMO-original Goods made from timber from thinning forests were sold on “dshopping” and via other venues and a portion of the proceeds was used for forest conservation as one part of the initiative directed at assisting in the recovery of Minamisanriku in Miyagi Prefecture.

•	Employee Participation in Activities

Interested employees were solicited and dispatched to areas stricken by the Great East Japan Earthquake to participate in volunteer activities. A total of around 340 employees participated in 20 trips this period.

(7) Consolidated Financial Results and Assets

	20th Fiscal Year (FY 2010)	21st Fiscal Year (FY 2011)	22nd Fiscal Year (FY 2012)	23rd Fiscal Year (FY 2013)

Operating revenues (millions of yen)	4,224,273	4,240,003	4,470,122	4,461,203
Operating income (millions of yen)	844,729	874,460	837,180	819,199
Income before income taxes (millions of yen)	835,338	876,958	833,342	833,049
Net income attributable to NTT DOCOMO, INC. (millions of yen)	490,485	463,912	491,026	464,729
Earnings per share attributable to NTT DOCOMO, INC. (yen)	117.97	111.87	118.41	112.07
Total assets (millions of yen)	6,791,593	6,948,082	7,169,725	7,508,030
NTT DOCOMO, INC. shareholders’ equity (millions of yen)	4,850,436	5,062,527	5,368,475	5,643,366

Notes:

1.	“Results for the 22nd Fiscal Year” have been revised due to the reinstatement of the equity method for an investee.

2.

We conducted a 1:100 stock split with an effective date of October 1, 2013. “Earnings per share attributable to NTT DOCOMO, INC.” for each fiscal year are calculated based on the number of shares after the stock split.

(8) Issues to be addressed by the Group

Under the slogan of becoming a “Partner for a Smart Life,” we have moved ahead with the initiatives aimed at improving our competitiveness in the mobile phone business and accelerating the expansion of new businesses.

In the fiscal year ended March 31, 2014, we enriched our “dmarket” portal that offers a wide variety of convenient content and pursued collaboration and alliances with external partners to provide new services in various sectors such as “healthcare” and “learning.” Also, to add momentum to these initiatives, we strived to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business fields.

In the fiscal year ending March 31, 2015, we will work to enhance our comprehensive strengths by further accelerating our existing efforts primarily in the four areas of “devices (handsets),” “networks,” “services” and “billing plans and sales channels.”

As part of our actions for “devices,” we will endeavor to expand the number of smartphone users even further and promote the use of a second mobile device, e.g., a mobile phone plus a tablet, toward the goal of achieving further increase in packet revenues.

In the area of “networks,” we will concentrate resources on LTE for the purpose of building the strongest area coverage through the deployment of “Quad-Band LTE” network, rolling out an additional 40,000 LTE base stations within the fiscal year ending March 31, 2015. We plan to launch VoLTE service in the summer of 2014 to offer enhanced voice quality. Furthermore, the verification trial of LTE-Advanced is also scheduled to begin in the fiscal year ending March 31, 2015, with the aim of commencing its commercial service at an early date.

As for “services,” while working to add more variety to “dmarket” to make the market place even more attractive and to increase the volume of its business, we will aim to grow its subscriber base to 10 million as quickly as possible. Leveraging the relationship we have constructed with overseas carriers hitherto and our strengths we have cultivated in Japanese market, we will pursue revenue expansion opportunities abroad by deploying the services grown in Japan into overseas markets. Through these undertakings, we will work to achieve ¥1 trillion in new business revenues in the fiscal year ending March 31, 2016.

With respect to “billing plans and sales channels,” in June 2014, we will launch a new billing plan called “Kake-hodai & Pake-aeru,” which offers unlimited domestic voice calls for a flat monthly rate and enables users to share packet-data quota among family members and introduced a new discount for young customers up to the age of 25 and discounts according to the number of years of use. While brushing up our sales channel including call centers and other customer interfaces that are sources of strength for DOCOMO, we will work in unison to facilitate the uptake of the new billing plan.

Through these initiatives, we will strive to expand our smartphone user base, boost packet usage and lower the churn rate so as to put the mobile phone business on a path to new growth, while taking the lead in service differentiation in order to expand revenues and income from new businesses.

In order to establish a new path towards growth, we will also aim to achieve significant cost efficiency improvement by properly controlling the “Monthly Support” discounts, sales expenses, network costs and other expenditures.

Meanwhile, we will also work to reinforce our management foundation through structural reforms. In addition to actions aimed at improving our operational efficiency and speeding up our decision-making process, we will implement group structural reforms effective July 1, 2014, to further improve customer services by creating an specialist driven and community-based organization and shifting resources to strengthen certain areas of our business (new businesses and corporate sales fields) through the slimming of branch offices.

Considering shareholder returns as one of the most important issues in our corporate management, we will endeavor to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

(9) Principal Offices (As of March 31, 2014)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture

(10) Employees (As of March 31, 2014)

Number of Employees (change from March 31, 2013)	Average Age	Average Length of Employment
24,860 (increase of 970)	40.7	15.6 years

Notes:

1.

The number of employees includes 390 employees seconded from companies other than the Company or its subsidiaries, but does not include 689 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.

3.

In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(11) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 2,764,000,000 shares of our company (66.65% of all shares*) as of March 31, 2014. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT.

*:	The percentage of shares held is calculated excluding treasury shares.

(b) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2014.

There were 194 subsidiaries and 35 affiliates as of March 31, 2014.

(c) Acquisition and disposal of shares of other companies

<Investment in MCV*>

We acquired 100% of the shares of MCV, the largest provider of cable television and Internet in Guam and the Northern Mariana Islands, and made it a subsidiary with the goal of improving quality and expanding services in the region.

*:	MCV Guam Holding Corp.

<Investment in ABC Holdings >

We acquired a 51% interest in the outstanding shares of ABC Holdings Co., Ltd., and made it a subsidiary with the goal of providing new services that utilize the cloud for video cooking lessons and other content.

(d) Material contracts for management of the company

We have entered into a basic agreement for billing and collection activities for communications services charges, as well as a receivables assignment agreement pursuant that agreement, with NTT Finance Corporation (“NTT Finance”). Under these agreements we have assigned the receivables associated with our communications services to NTT Finance.

(12) Principal Creditors of the Corporate Group (as of March 31, 2014)

There were no principal creditors as of March 31, 2014

2. Company Shares (as of March 31, 2014)

(1) Total number of authorized shares: 17,460,000,000 shares

(2) Total number of issued shares: 4,365,000,000 shares

(3) Number of shareholders: 327,818

(4) Principal Shareholders

Shareholders	Holdings in the Company
	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	2,764,000,000	66.65
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	68,624,500	1.65
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	58,200,100	1.40
BARCLAYS CAPITAL INC.	50,168,300	1.21
THE BANK OF NEW YORK MELLON SA/NV 10	34,839,646	0.84
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	24,669,549	0.59
STATE STREET BANK WEST CLIENT—TREATY	19,218,137	0.46
STATE STREET BANK AND TRUST COMPANY 505225	18,516,023	0.45
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 6)	16,954,400	0.41
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 5)	16,928,700	0.41

Notes:

1.	The Company’s holding of treasury stock (218,239,900 shares) is not included in the above.

2.	The Shareholding Ratio calculation excludes treasury stock.

(5) Other Principal Issues on the Company Shares

In response to the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan, we conducted a 1:100 stock split and adopted a unit share system in which 100 shares constitute one share-trading unit, effective October 1, 2013. This increased the total number of authorized shares by 17,271,870,000 to 17,460,000,000 shares and increased the total number of issued shares by 4,321,350,000 to 4,365,000,000 shares.

Please note that there will be no effective change in the investment units due to the stock split and adoption of the unit share system.

3. Directors, Corporate Officers and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2014)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Responsible for Global Business and Corporate Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for Multimedia and Technology

Executive Vice President Member of the Board of Directors	Tsutomu Shindou	Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Takashi Tanaka	Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas

Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Managing Director of Corporate Strategy & Planning Department and Managing Director of Structural Reform Office Responsible for Mobile Society Research Institute

Executive Vice President Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Center

Executive Vice President Member of the Board of Directors	Wataru Kagawa	Responsible for CSR Managing Director of General Affairs Department, Managing Director of Corporate Social Responsibility Department and Managing Director of Business Process Improvement Office

Executive Vice President Member of the Board of Directors	Kiyoshi Tokuhiro	Responsible for Network Managing Director of Network Department Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Vice President Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department

Senior Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Human Resources Management Department

Member of the Board of Directors	Ryuji Yamada	Chief Strategic Advisor

Position	Name	Primary Responsibilities and Affiliations
Member of the Board of Directors	Teruyasu Murakami	Director of Research Institute for Industrial Strategy

Member of the Board of Directors	Takashi Nakamura	Senior Manager of Finance and Accounting Department of NTT

Full-time Audit & Supervisory Board Member	Takanori Utano

Full-time Audit & Supervisory Board Member	Kenji Ota

Full-time Audit & Supervisory Board Member	Haruo Morosawa

Full-time Audit & Supervisory Board Member	Naoto Shiotsuka

Audit & Supervisory Board Member	Eiko Tsujiyama	Professor of Accounting, Faculty of Business & Commerce, Waseda University
Outside Audit & Supervisory Board Member of Mitsubishi Corporation
Outside Director of ORIX Corporation
Outside Audit & Supervisory Board Member of LAWSON, INC.
Outside Audit & Supervisory Board Member of Shiseido Company, Limited

Notes:

1.	Members of the Board of Directors and Audit & Supervisory Board Members who resigned or retired during the fiscal year ended March 31, 2014 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Kiyohito Nagata	June 18, 2013	resigned	Senior Vice President, Managing Director of Strategic Marketing Department

Hiroo Kusumoto	June 18, 2013	resigned	Member of the Board of Directors

Shuro Hoshizawa	June 18, 2013	resigned	Full-time Audit & Supervisory Board Member

Kyouichi Yoshizawa	June 18, 2013	resigned	Audit & Supervisory Board Member

2.	Members of the Board of Directors elected at the 22nd Annual General Meeting of Shareholders held on June 18, 2013 are as follows:

Name	Position	Responsibility
Kiyoshi Tokuhiro	Executive Vice President and Member of the Board of Directors	Responsible for Network Managing Director of Network Department

Teruyasu Murakami	Member of the Board of Directors

Takashi Nakamura	Member of the Board of Directors

Kenji Ota	Full-time Audit & Supervisory Board Member

Naoto Shiotuska	Full-time Audit & Supervisory Board Member

3.	Changes in responsibilities of the Members of the Board of Directors during the fiscal year ended March 31, 2014 are as follows:

Name	Current Positions and Responsibilities	Previous Positions and Responsibilities	Effective date
Kazuto Tsubouchi	Senior Executive Vice President, Responsible for Global Business and Corporate, Member of the Board of Directors	Senior Executive Vice President, Responsible for Global Business, Corporate and CSR, Member of the Board of Directors	June 18, 2013
Fumio Iwasaki	Senior Executive Vice President, Responsible for Multimedia and Technology, Member of the Board of Directors	Senior Executive Vice President, Responsible for Multimedia, Network and Technology, Member of the Board of Directors	June 18, 2013
Tsutomu Shindou

Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Department II and Managing Director of TOHOKU Reconstruction Support Office,

Member of the Board of Directors

		Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors	June 18, 2013
Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors

Executive Vice President,

Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Department II and Managing Director of TOHOKU Reconstruction Support Office,

Member of the Board of Directors

August 1, 2013
Kazuhiro Yoshizawa

Executive Vice President, Managing Director of Corporate Strategy & Planning Department and Managing Director of Structural Reform Office, Responsible for Mobile Society Research Institute, Member of the Board of Directors

		Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Responsible for Mobile Society Research Institute, Member of the Board of Directors	July 1, 2013
Wataru Kagawa

Executive Vice President, Responsible for CSR, Managing Director of General Affairs Department, Managing Director of Corporate Social Responsibility Department and Managing Director of Business Process Improvement Office, Member of the Board of Directors

Senior Vice President,

Managing Director of General Affairs Department, Managing Director of Corporate Social Responsibility Department and Managing Director of Business Process Improvement Office, Member of the Board of Directors

June 18, 2013

4.	Board members Teruyasu Murakami and Takashi Nakamura are outside directors as provided in Article 2, Item15 of the Companies Act.

5.	NIPPON TELEGRAPH AND TELEPHONE CORPORATION, which employs outside director Takashi Nakamura, is our parent company.

6.

Full-time audit & supervisory board members Haruo Morosawa, Naoto Shiotsuka and audit & supervisory board member Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item16 of the Companies Act.

7.

Outside audit & supervisory board member Naoto Shiotsuka has experience in corporate management and extensive knowledge pertaining to finance and accounting through his career in the Finance Department of NTT DATA Corporation.

8.

Outside audit & supervisory board member Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor and outside director of private companies, along with being a Certified Public Accountant and as an outside director on corporate boards.

9.

Outside audit & supervisory board member Eiko Tsujiyama also serves as an outside audit & supervisory board member with Lawson, Inc., a company with which we have business alliance. In addition, we have no special relationship with other firms where Ms. Tsujiyama is concurrently serving and with Research Institute for Industrial Strategy where a member of the board of directors Teruyasu Murakami is acting as director.

10.

We have designated outside director Teruyasu Murakami and outside audit & supervisory board members Haruo Morosawa and Eiko Tsujiyama as “independent” director/audit & supervisory board members pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and we have notified the Tokyo Stock Exchange of such designation.

(2) Policies concerning, and total compensation of, directors and audit & supervisory board members

(a) Policies

Matters concerning compensation for directors are decided by the Board of Directors.

Compensation for directors (excluding outside directors) consists of a monthly salary and bonuses. Monthly salaries are paid based on the scope of roles and responsibilities of each director. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Compensation for audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and, in order to maintain a high level of independence, consists only of a monthly salary that is not linked to financial performance.

(b) Total Compensation for Directors and Audit & Supervisory Board Members for the Fiscal Year Ended March 31, 2014

Position	Number of Persons	Total Compensation (Millions of yen)
Director	14	495
Audit & Supervisory Board Member	7	124

Total	21	619

Notes:

1.

Upper limits on compensation for directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes one director and two audit & supervisory board members who retired at the conclusion of the 22nd ordinary general meeting of shareholders held on June 18, 2013.

3.	Compensation for directors includes ¥93 million in bonuses paid in the fiscal year ended March 31, 2014.

(3) Outside Directors and Outside Audit & Supervisory Board Members

(a) Principal activities of outside directors and outside audit & supervisory board members

Position	Name	Principal Activities
Outside Director	Teruyasu Murakami	After his appointment in June 2013, he attended all 12 of the Board of Directors meetings held during the fiscal year ended March 31, 2014 and used his extensive experience in corporate management in the ICT and information industries to make appropriate comments from a perspective independent from the Company’s business operations.
Outside Director	Takashi Nakamura

After his appointment in June 2013, he attended 11 of the 12 of the Board of Directors meetings held during the fiscal year ended March 31, 2014 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside Audit & Supervisory Board Member	Haruo Morosawa

He attended all 14 of the Board of Directors meetings and all 14 of the Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2014 and made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.

Outside Audit & Supervisory Board Member	Naoto Shiotsuka

After his appointment in June 2013, he attended all 12 of the Board of Directors meetings and all 9 of the Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2014 and made appropriate comments from his extensive knowledge pertaining to finance and accounting in addition to his experience in corporate management and financial department of a company.

Outside Audit & Supervisory Board Member	Eiko Tsujiyama

She attended 12 of the 14 of the Board of Directors meetings and all 14 Audit & Supervisory Board meetings held in the fiscal year ended March 31, 2014 and made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

(b) Indemnity agreements

The Company has concluded agreements with outside directors and outside audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Section 1 of the Companies Act in accordance with Article 427, Section 1 of the Companies Act. The compensation of liability is the minimum amount in accordance with Article 425, Section 1 of the Companies Act.

(c) Total compensation to outside directors in the fiscal year ended March 31, 2014

Number of persons	Total compensation (Millions of yen)
5	71

Notes:	The above includes one audit & supervisory board member who retired at the conclusion of the 22nd ordinary general meeting of shareholders held on June 18, 2013.

4. Independent Auditor

(1)	Name of independent auditor

KPMG AZSA LLC

(2)	Audit fees paid to the independent auditor in the fiscal year ended March 31, 2014

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2014	681
Total monetary and other financial benefits payable by the Company and its subsidiaries	853

Notes:

1.

The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Companies Act, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2014 above are totals.

2.

Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are advisory services and other service relating to international financial reporting standards.

(3)	Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Companies Act apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Audit & Supervisory Board or upon request from the Audit & Supervisory Board, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

5. Systems for Ensuring the Propriety of the Company’s Business Activities

A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.

(1)	Basic stance on fortifying internal control systems

a)

In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)

An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)

Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)

The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

(2)	Fortifying structure relating to internal control systems

a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, audit & supervisory board members, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by audit & supervisory board members. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist audit & supervisory board members in the performance of their duties and the independence of those employees from the directors

The Audit & Supervisory Board Member’s Office is established as an organization dedicated to assisting the audit & supervisory board members with the performance of their duties, and specialist staff are assigned to it. We provide the Audit & Supervisory Board with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to audit & supervisory board members by directors and employees

Directors, senior vice presidents, and employees report promptly to the audit & supervisory board members and to the Audit & Supervisory Board concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the audit & supervisory board members of their duties.

h)	Other systems for ensuring that auditing by audit & supervisory board members is conducted effectively

Representative directors and the Audit & Supervisory Board hold regular meetings and develop an auditing environment necessary for enabling the audit & supervisory board members to perform their duties. In addition, the internal audit staff and independent auditor hold regular/occasional meetings with audit & supervisory board members respectively.

Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920
Short-term investments	19,561
Accounts receivable	281,509
Receivables held for sale	787,459
Credit card receivables	220,979
Other receivables	315,962
Allowance for doubtful accounts	(15,078)
Inventories	232,126
Deferred tax assets	61,592
Prepaid expenses and other current assets	95,732

Total current assets	2,526,762

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826
Buildings and structures	897,759
Tools, furniture and fixtures	553,497
Land	201,121
Construction in progress	158,173
Accumulated depreciation and amortization	(4,228,610)

Total property, plant and equipment, net	2,557,766

Non-current investments and other assets:
Investments in affiliates	424,531
Marketable securities and other investments	171,875
Intangible assets, net	665,960
Goodwill	262,462
Other assets	629,174
Deferred tax assets	269,500

Total non-current investments and other assets	2,423,502

Total assets	¥7,508,030

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248
Short-term borrowings	9,495
Accounts payable, trade	798,315
Accrued payroll	54,294
Accrued interest	346
Accrued income taxes	175,683
Other current liabilities	167,605

Total current liabilities	1,205,986

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603
Accrued liabilities for point programs	113,001
Liability for employees’ retirement benefits	160,666
Other long-term liabilities	114,261

Total long-term liabilities	608,531

Total liabilities	1,814,517

Redeemable noncontrolling interests	14,869

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	732,875
Retained earnings	4,328,389
Accumulated other comprehensive income (loss)	9,590
Treasury stock	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366
Noncontrolling interests	35,278

Total equity	5,678,644

Total liabilities and equity	¥7,508,030

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2014 (April 1, 2013—March 31, 2014)
Operating revenues:
Mobile communications services	¥2,955,788
Equipment sales	872,000
Other operating revenues	633,415

Total operating revenues	4,461,203

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,059,619
Cost of equipment sold (exclusive of items shown separately below)	785,209
Depreciation and amortization	718,694
Selling, general and administrative	1,078,482

Total operating expenses	3,642,004

Operating income	819,199

Other income (expense):
Interest expense	(1,211)
Interest income	1,680
Other, net	13,381

Total other income (expense)	13,850

Income before income taxes and equity in net income (losses) of affiliates	833,049

Income taxes:
Current	319,683
Deferred	(11,704)

Total income taxes	307,979

Income before equity in net income (losses) of affiliates	525,070

Equity in net income (losses) of affiliates	(69,117)

Net income	455,953

Less: Net (income) loss attributable to noncontrolling interests	8,776

Net income attributable to NTT DOCOMO, INC.	¥464,729

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S. GAAP]

For the Fiscal Year Ended March 31, 2014 (April 1, 2013 — March 31, 2014)

(Millions of yen)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Non controlling interests	Total equity
Balance at March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565
Cash dividends declared to NTT DOCOMO, INC. shareholders			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance at March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

(Note)  Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2014 (April 1, 2013—March 31, 2014)
Net income	¥455,953
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,667
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(17)
Foreign currency translation adjustment, net of applicable taxes	37,663
Pension liability adjustment, net of applicable taxes	12,582

Total other comprehensive income (loss)	58,895

Comprehensive income	514,848

Less: Comprehensive (income) loss attributable to noncontrolling interests	8,583

Comprehensive income attributable to NTT DOCOMO, INC.	¥523,431

(Note)  Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF CASH FLOWS [U.S.GAAP]

Millions of yen
Year ended March 31, 2014 (April 1, 2013— March 31, 2014)
Cash flows from operating activities:
Net income	¥455,953
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	718,694
Deferred taxes	(11,704)
Loss on sale or disposal of property, plant and equipment	34,303
Impairment loss on marketable securities and other investments	3,055
Equity in net (income) losses of affiliates	69,117
Dividends from affiliates	17,415
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(9,269)
(Increase) / decrease receivables held for sale	(149,310)
(Increase) / decrease in credit card receivables	(13,849)
(Increase) / decrease in other receivables	(21,875)
Increase / (decrease) in allowance for doubtful accounts	(2,815)
(Increase) / decrease in inventories	(50,849)
(Increase) / decrease in prepaid expenses and other current assets	(7,661)
(Increase) / decrease in non-current receivables held for sale	(53,276)
Increase / (decrease) in accounts payable, trade	65,083
Increase / (decrease) in accrued income taxes	39,691
Increase / (decrease) in other current liabilities	(40,422)
Increase / (decrease) in accrued liabilities for point programs	(27,854)
Increase / (decrease) in liability for employees’ retirement benefits	(10,732)
Increase / (decrease) in other long-term liabilities	(32,977)
Other, net	29,924

Net cash provided by operating activities	1,000,642

Cash flows from investing activities:
Purchases of property, plant and equipment	(498,668)
Purchases of intangible and other assets	(213,508)
Purchases of non-current investments	(16,186)
Proceeds from sale of non-current investments	5,235
Acquisitions of subsidiaries, net of cash acquired	(19,213)
Purchases of short-term investments	(39,084)
Redemption of short-term investments	68,937
Proceeds from redemption of long-term bailment for consumption to a related party	10,000
Short-term bailment for consumption to a related party	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	70,000
Other, net	(1,093)

Net cash used in investing activities	(703,580)

Cash flows from financing activities:
Proceeds from long-term debt	50,000
Repayment of long-term debt	(74,989)
Proceeds from short-term borrowings	13,740
Repayment of short-term borrowings	(26,132)
Principal payments under capital lease obligations	(2,128)
Dividends paid	(248,814)
Contributions from noncontrolling interests	193
Other, net	18,337

Net cash provided by (used in) financing activities	(269,793)

Effect of exchange rate changes on cash and cash equivalents	5,977

Net increase (decrease) in cash and cash equivalents	33,246
Cash and cash equivalents at beginning of year	493,674

Cash and cash equivalents at end of year	¥526,920

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥886
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,578
Income taxes	280,434
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,513

(Note) Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2014)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥961,039
Antenna facilities	594,482
Telecommunications line facilities	33,026
Pipe and hand holes	12,847
Building	346,363
Structures	80,620
Other machinery and equipment	3,077
Vehicles	194
Tools, furniture and fixtures	98,143
Land	197,667
Lease assets	928
Construction in progress	127,812

Total property, plant and equipment	2,456,203

Intangible assets
Rights to use utility facilities	12,629
Software	551,508
Patents	306
Leasehold rights	56,921
Lease assets	45
Other intangible assets	51,939

Total intangible assets	673,351

Total non-current assets for telecommunication businesses	3,129,555

Investments and other assets
Investment securities	374,832
Shares of affiliated companies	377,773
Other investments in affiliated companies	40,129
Contributions in affiliated companies	5,632
Long-term loan receivable	129
Long-term loan receivable in affiliated companies	36,840
Long-term prepaid expenses	20,587
Long-term accounts receivable, other	216,289
Long-term deposits	240,000
Deferred tax assets	148,083
Other investments and other assets	87,728
Allowance for doubtful accounts	(807)

Total investments and other assets	1,547,218

Total non-current assets	4,676,773

Current assets
Cash and bank deposits	85,591
Notes receivable	3
Accounts receivable, trade	514,983
Accounts receivable, other	1,067,596
Securities	20,000
Inventories and supplies	245,058
Advances	7,745
Prepaid expenses	32,973
Deposits	346,911
Deferred tax assets	34,794
Other current assets	54,185
Allowance for doubtful accounts	(9,245)

Total current assets	2,400,599

Total assets	¥7,077,373

LIABILITIES
Long-term liabilities
Bonds	¥220,000
Lease obligations	939
Liability for employees’ retirement benefits	141,251
Accrued liabilities for loyalty programs	154,774
Asset retirement obligations	3,258
Other long-term liabilities	2,244

Total long-term liabilities	522,467

Current liabilities
Accounts payable, trade	271,163
Lease obligations	564
Accounts payable, other	528,563
Accrued expenses	12,777
Accrued income taxes	168,357
Advances received	5,643
Deposits received	61,093
Other current liabilities	34,842

Total current liabilities	1,083,006

Total liabilities	1,605,474

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385
Other capital surplus	393,092

Total capital surplus	685,477

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	95
General reserve	358,000
Earned surplus brought forward	3,807,976

Total earned surplus	4,170,172

Treasury stock	(377,167)

Total shareholders’ equity	5,428,160

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	43,738

Total valuation and translation adjustments	43,738

Total net assets	5,471,898

Total liabilities and net assets	¥7,077,373

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

For the Year ended March 31, 2014 (April 1, 2013- March 31, 2014)

		(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,028,439
Data transmission services	1,984,697
Other	42,810	¥3,055,947

Operating expenses
Sales expenses	841,973
Facility maintenance expenses	335,346
General expenses	53,023
Administrative expenses	62,872
Research expenses	62,490
Depreciation and amortization	683,638
Loss on disposal of property, plant and equipment and intangible assets	61,778
Communication network charges	206,175
Taxes and public dues	40,415	2,347,713

Operating income from telecommunication businesses		708,234
Supplementary businesses
Operating revenues		1,377,032
Operating expenses		1,232,135

Operating income (losses) from supplementary businesses		144,897

Total operating income		853,131
Non-operating revenues and expenses
Non-operating revenues
Interest income	1,887
Interest income-securities	273
Dividend income	33,723
Rental income	5,678
Miscellaneous income	11,887	53,449

Non-operating expenses
Interest expense	146
Interest expense-bonds	3,037
Write-downs of investment securities	2,274
Miscellaneous expenses	1,836	7,294

Recurring profit		899,287

Extraordinary Loss
Write-downs of investment in shares of affiliated companies	82,800	82,800

Income before income taxes		816,486
Income taxes-current		303,100
Income taxes-deferred		30,153

Net income		¥483,232

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the Year ended March 31, 2014 (April 1, 2013—March 31, 2014)

	(Millions of yen)

	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance at April 1, 2013	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥120	¥358,000	¥3,573,524	¥3,935,744	¥(377,167)	¥5,193,733
Changes during the annual period
Reversal of accelerated depreciation reserve						(25)		25	—		—
Dividends from surplus								(248,805)	(248,805)		(248,805)
Net income								483,232	483,232		483,232
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	—	—	—	(25)	—	234,452	234,427	—	234,427

Balance at March 31, 2014	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥95	¥358,000	¥3,807,976	¥4,170,172	¥(377,167)	¥5,428,160

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains or losses on securities	Total valuation and translation adjustments
Balance at April 1, 2013	¥48,736	¥48,736	¥5,242,469
Changes during the annual period
Reversal of accelerated depreciation reserve			—
Dividends from surplus			(248,805)
Net income			483,232
Net changes other than shareholders’ equity	(4,998)	(4,998)	(4,998)
The total amount of changes during the annual period	(4,998)	(4,998)	229,428

Balance at March 31, 2014	¥43,738	¥43,738	¥5,471,898

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 7, 2014

The Board of Directors
NTT DOCOMO, INC.
KPMG AZSA LLC

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Miura (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of NTT DOCOMO, INC. as at March 31, 2014 and for the year from April 1, 2013 to March 31, 2014 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 7, 2014

The Board of Directors
NTT DOCOMO, INC.

KPMG AZSA LLC

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Miura (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2014 and for the year from April 1, 2013 to March 31, 2014 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Audit & Supervisory Board

Based on audit reports from each audit & supervisory board member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this audit report regarding the execution of the duties of the Board of Directors in the 23rd fiscal year from April 1, 2013 to March 31, 2014. The Board reports as follows.

1. Outline of Audit Methodology

The Audit & Supervisory Board established an auditing plan and received reports from each audit & supervisory board member on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Audit & Supervisory Board Rules established by the Audit & Supervisory Board, and in accordance with its auditing plan, the audit & supervisory board members sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)

attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)

carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)

regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with directors and other persons and audit & supervisory board members of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)

audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports, supplementary schedules, the non-consolidated financial statements related to the fiscal year ended March 31, 2014 (the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the related notes), and the supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes).

2. Audit Results

(1)	Results of the audit of the Business Report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors

No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the non-consolidated financial statements, supplementary schedules and the consolidated financial statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 9, 2014

Audit & Supervisory Board Members of NTT DOCOMO, INC.

Takanori Utano, Full-time Audit & Supervisory Board Member	seal

Kenji Ota, Full-time Audit & Supervisory Board Member	seal

Haruo Morosawa, Full-time Audit & Supervisory Board Member	seal

Naoto Shiotsuka, Full-time Audit & Supervisory Board Member	seal

Eiko Tsujiyama, Audit & Supervisory Board Member	seal

Note:

Full-time audit & supervisory board members, Mr. Haruo Morosawa and Mr. Naoto Shiotsuka and audit & supervisory board member, Ms. Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item 16 of the Companies Act.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company (https://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).